UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Reverse Share Split

On December 29, 2025, PicoCELA Inc. (the “Company”) held the 2026 annual general meeting of shareholders (the “Meeting”), at which the Company’s shareholders resolved, among other things, as a special resolution, the reverse share split (“Reverse Share Split”) of all of the authorized, issued, and outstanding common shares of the Company (collectively, the “Common Shares”), at the reverse share split ratio of 1-for-30, to be effective on January 26, 2026 (“Effective Date”). The detailed procedures of the reverse stock split were delegated to the Company’s board of directors (the “Board”).

Reason for the Reverse Share Split. The Reverse Share Split was proposed so that the Company can meet the continued listing standard of the Nasdaq Stock Market LLC (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), and to mitigate the risk of the Company being delisted from the Nasdaq.

American Depositary Shares. The Company’s American depositary shares (“ADSs”), each representing one Common Share, will begin trading on a reverse share split-adjusted basis at the opening of the Nasdaq Capital Market on the Effective Date. The Company has instructed the ADS depositary bank, Citibank, N.A. (the “Depositary Bank”), not to change the current ratio of ADSs to Common Shares. Instead, each ADS will continue to represent one underlying Common Share, but the total number of ADSs outstanding will be reduced proportionately (the “ADS Reverse Split”). On the Effective Date, ADS holders of record in certified form will be required on a mandatory basis to surrender their ADSs to the Depositary Bank for cancellation and will receive one (1) new ADS in exchange for every thirty (30) existing ADSs then held in connection with the ADS Reverse Split. Holders of uncertificated ADSs in the Direct Registration System and in The Depository Trust Company will have their ADSs automatically exchanged and need not take any action. The exchange of every thirty (30) then-held (existing) ADSs for one (1) new ADS will occur automatically at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary Bank. Accordingly, the per-ADS market value is expected to increase proportionately, such that the aggregate economic interest of each ADS holder in the Company will remain unchanged. No new fractional ADSs will be issued in connection with the ADS Reverse Split. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary Bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary Bank.

Symbol; CUSIP Number. The Company’s ADSs will continue to trade on the Nasdaq Capital Market under the same symbol “PCLA” with a new CUSIP Number, 71989C208.

Authorized Common Shares. At the Effective Date, the Company’s authorized Common Shares will be consolidated at the ratio of 30-for-1, and the authorized Common Shares of the Company will become 4,615,224 Common Shares.

Capitalization. As of January 20, 2026, the Company had 124,614,207 Common Shares issued and outstanding. As a result of the Reverse Share Split, upon the Effective Date, there will be approximately 4,153,805 Common Shares issued and outstanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: January 20, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director